UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GOLDCORP HOLDINGS CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3807692088

(CUSIP Number)

Pierre Quilliam

5709 Manatee Avenue West

Bradenton, Florida 34209

(941) 761-7819

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3807692088
1. Names of Reporting Persons. Pierre Quilliam
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power - 65,873,217 shares of Common Stock[1]
8. Shared Voting Power - 380,000[2]
9. Sole Dispositive Power - 65,873,217 shares of Common Stock[1]
10. Shared Dispositive Power - 380,000[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 66,253,217
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 34.4%
14. Type of Reporting Person (See Instructions) IN

(1)

 Based upon 50,700,000 shares owned by Bisell Investments, Inc., which Mr. Quilliam controls, 500,000 shares owned by Silver Falcon Mining, Inc., of which Mr. Quilliam is chairman and chief executive officer, 825,000 shares which Mr. Quilliam owns outright, and 13,848,217 shares which Mr. Quilliam has the right to acquire under a convertible note dated December 31, 2007 in the original principal amount of $81,408, with a current balance of $56,658, a convertible note dated June 30, 2008 in the original principal amount of $5,830, and a convertible note dated December 1, 2008 in the original principal amount of $345,163.  The notes bear interest at 7% per annum, and the principal and interest due thereunder is convertible into common stock at any time at $0.03 per share at the option of the holder.  Share totals are based on accrued interest through December 31, 2008.

(2)

Based upon 380,000 shares held by Mr. Quilliam’s spouse.

CUSIP No. 3807692088
1. Names of Reporting Persons. Bisell Investments, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power - 50,700,000 shares of Common Stock
8. Shared Voting Power - 0
9. Sole Dispositive Power - 50,700,000 shares of Common Stock
10. Shared Dispositive Power - 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person - 50,700,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) – 28.5%
14. Type of Reporting Person (See Instructions) - CO

CUSIP No. 3807692088
1. Names of Reporting Persons. Silver Falcon Mining, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 500,000 shares of Common Stock
8. Shared Voting Power - 0
9. Sole Dispositive Power – 500,000 shares of Common Stock
10. Shared Dispositive Power - 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person – 500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) – 0.003%
14. Type of Reporting Person (See Instructions) - CO

ITEM 1. SECURITY AND ISSUER

The Issuer is GoldCorp Holdings Co.  Its principal executive offices are located at 5709 Manatee Avenue, West Bradenton, Florida 34209.  The class of equity securities to which this statement relates is the Issuer’s common stock.

ITEM 2. IDENTITY AND BACKGROUND

(a)

Name:  Pierre Quilliam (“Mr. Quilliam”)

(b)

Residence or business address:  5709 Manatee Avenue West Bradenton, Florida 34209.

(c)

Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:  Officer and director of Goldcorp Holdings Co., 5709 Manatee Avenue West, Bradenton, Florida 34209, and Silver Falcon Mining, Inc., 7322 Manatee Avenue West, #299, Bradenton, Florida 34209.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: Canadian.

(a)

Name:  Bisell Investments, Inc. (“Bisell”)

(b)

State or Place of Organization: Florida

(c)

Principal Business: Holding company that owns shares of public companies.

(d)

Residence or business address:  2373 Landings Circle, Bradenton, Florida 34209

(e)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)

Name:  Silver Falcon Mining, Inc. (“Silver Falcon”)

(b)

State or Place of Organization: Delaware.

(c)

Principal Business:  Operates mine in Idaho.

(d)

Address of Principal Office:  7322 Manatee Avenue West, #299, Bradenton, Florida 34209.

(e)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Bisell Investments, Inc. acquired its shares by conveying the Issuer an interest on War Eagle Mountain, Idaho.  Bisell Investments, Inc. acquired the interest on War Eagle Mountain, Idaho with shares of the Issuer’s common stock, which it originally acquired from the Issuer in exchange for consulting services.

The consideration for the shares owned by Silver Falcon Mining, Inc. was the settlement of a debt of the Issuer.

The source of funds for the convertible notes owned by the Reporting Person was personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Each Reporting Person acquired its interests in the Issuer for investment purposes.  Each Reporting Person intends to monitor and evaluate its investment in such interest on a continuing basis.

Mr. Quilliam expects that he will acquire a beneficial interest in additional securities of the Issuer by converting advances he has made the Issuer into convertible notes, with terms similar to the convertible notes that he currently holds.  Bisell and Silver Falcon have no plans to acquire a beneficial interest in additional securities of the Issuer.

Each Reporting Person has no current plans to cause the Issuer to effect an extraordinary corporate reorganization, like a merger, but will review any offers that are made.  Mr. Quilliam is searching for additional board members, and thus intends to increase the size of the board.

Depending upon his assessment of the Issuer from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the interests of the Issuer held by him in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to its interests in the Issuer, the possible activities of the Reporting Persons may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Schedule 13D, and the Reporting Persons reserve the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 66,253,217; 34.4%1

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  65,873,2172

Shared power to vote or direct the vote: 380,0003

Sole power to dispose or direct the disposition: 65,873,2172

Shared power to dispose or direct the disposition: 380,0003

(1)

Based on 177,976,599 shares of Common Stock outstanding on December 31, 2008.

(2)

Based upon 50,700,000 shares owned by Bisell, which Mr. Quilliam controls, 825,000 shares owned by Mr. Quilliam outright, 500,000 shares owned by Silver Falcon, of which Mr. Quilliam is chairman and chief executive officer, and 13,848,217 shares which Mr. Quilliam has the right to acquire under a convertible note dated December 31, 2007 in the original principal amount of $81,408, with a current balance of $56,658, a convertible note dated June 30, 2008 in the original principal amount of $5,830, and a convertible note dated December 1, 2008 in the original principal amount of $345,163.  The notes bear interest at 7% per annum, and the principal and interest due thereunder is convertible into common stock at any time at $0.03 per share at the option of the holder.  Share totals are based on accrued interest through December 31, 2008.

(3)

Based upon 380,000 shares held by Mr. Quilliam’s spouse.

All shares which the Reporting Person has the shared power to vote are owned by the Reporting Person’s spouse, who has the same address as the Reporting Person.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:  none.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:  None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following items are hereby incorporated by reference from the Issuer’s forms noted below:

Promissory Note dated December 31, 2007 payable to Pierre Quilliam in the amount of $81,408	Incorporated by reference to the Issuer’s Form 10 Registration Statement filed November 24, 2008.
Promissory Note dated June 30, 2008 payable to Pierre Quilliam in the amount of $5,830	Incorporated by reference to the Issuer’s Form 10 Registration Statement filed November 24, 2008.

Promissory Note dated December 1, 2008 payable to Pierre Quilliam in the amount of $345,163	Incorporated by reference to the Issuer’s Form 10/A Registration Statement filed December 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2010

_______________________

Date

/s/ Pierre Quilliam

_______________________

Signature

Pierre Quilliam____________

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.